SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)*

Mandalay Digital Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

562565101
(CUSIP Number)

Peter Guber
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010
(323) 549 - 4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		Peter Guber, Trustee of the Guber Family Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		California

		Sole Voting Power
Number of	7	3,827,129 (1)
Shares		Shared Voting Power
Beneficially by	8	0
Owned by Each		Sole Dispositive Power
Reporting	9	3,827,129 (1)
Person With		Shared Dispositive Power
	10	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,827,129 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
12.7%
14	Type of Reporting Person (see instructions)
OO

(1) Beneficial ownership by Peter Guber as trustee of the Guber Family Trust (the "Trust") includes: (A) 3,268,568 shares of Common Stock owned by the Trust, and (B) the following warrants to purchase shares of Issuer's Common Stock: (i) 56,180 warrants at an exercise price of $13.35 per share, (ii) 666,667 warrants at an exercise price of $6.25 per share, and (iii) 35,714 warrants at an exercise price of $3.50 per share. Mr. Guber has sole voting and dispositive power over securities held by the Trust and disclaims beneficial interest thereof except to the extent of his pecuniary interest therein.

Names of Reporting Persons
1		Peter Guber
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		United States

		Sole Voting Power
Number of	7	4,127,129 (1)
Shares		Shared Voting Power
Beneficially by	8	0
Owned by Each		Sole Dispositive Power
Reporting	9	4,127,129 (1)
Person With		Shared Dispositive Power
	10	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,127,129 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
13.7%
14	Type of Reporting Person (see instructions)
IN

(1) Mr. Guber owns (A) individually, 200,000 shares of Common Stock of Issuer (the "Common Stock") and fully vested employee stock options to purchase 100,000 shares of Issuer's Common Stock at an exercise price of $13.75 per share, and (B) as trustee of the Trust 3,268,568 shares of Common Stock and the following warrants to purchase shares of Common Stock: (i) 56,180 warrants at an exercise price of $13.35 per share, (ii) 666,667 warrants at an exercise price of $6.25 per share, and (iii) 35,714 warrants at an exercise price of $3.50 per share. Mr. Guber has sole voting and dispositive power over securities held by the Trust and disclaims beneficial interest thereof except to the extent of his pecuniary interest therein.

CUSIP No. 562565101

Introductory Statement

This Amendment is being filed to report a change to the Reporting Persons’ percent ownership of securities of the Issuer following the closing the Company’s public offering of 4,838,710 shares of its Common Stock on August 21, 2013 (the “Public Offering”), and conversion by the Trust of all accrued principal and interest due under that certain Senior Secured Convertible Note (the "Note") to which the Trust is a party, and pursuant to which the Trust was issued 1,799,066 shares of Common Stock on August 21, 2013 (the “Note Conversion”). The shares issued to the Trust in connection with the Note Conversion were previously reported as beneficially owned and, therefore, did not result in a change to the Reporting Persons’ percent ownership of securities for purposes of this Amendment. However, the shares of Common Stock issued to third parties in connection with the Public Offering and concurrent conversion of a senior secured convertible note by an unrelated noteholder caused a material reduction in the percentage ownership of securities of the Issuer held by the Reporting Persons for purposes of this Amendment. Except as otherwise described in this Amendment, the information contained in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 thereto) remains in effect.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of Mandalay Digital Group, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068.

Item 2. Identity and Background

(a)  This Amendment is being filed jointly by (i) Peter Guber Trustee of the Guber Family Trust (the “Trust”), and (ii) Peter Guber who is chairman of the board of Issuer (together, the “Reporting Persons”). Mr. Guber has sole voting and dispositive power over securities held by the Trust.

(b)  The address of the Reporting Persons is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c)  Peter Guber is chairman of the board of Issuer. He is an executive, entrepreneur, educator, speaker and TV personality.  He is Founder and CEO of Mandalay Entertainment Group, which is unrelated to Issuer, and was formerly Chairman and CEO of Sony Pictures Entertainment, Chairman and CEO of Polygram Entertainment, Co-Founder of Casablanca Record & Filmworks and President of Columbia Pictures. The address of Mandalay Entertainment Group is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Trust was established in California by Peter Guber. Mr. Guber is a United States citizen.

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 of the Act or otherwise.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Amendment is being filed to report a change to the Reporting Persons’ percent ownership of securities of the Issuer following the closing of the Public Offering, and conversion by the Trust of all accrued principal and interest due under the Notes to which the Trust is a party, and pursuant to which the Trust was issued 1,799,066 shares of Common Stock on August 21, 2013. The shares issued to the Trust in connection with the Note Conversion were previously reported as beneficially owned and, therefore, did not result in a change to the Reporting Persons’ percent ownership of securities for purposes of this Amendment. However, the shares of Common Stock of the Company issued to third parties in connection with the Public Offering and the concurrent conversion of a senior secured convertible note by an unrelated noteholder caused a material reduction in the percentage ownership of securities of the Issuer held by the Reporting Persons for purposes of this Amendment.

Item 5. Interest in Securities of the Issuer

(a)  As of August 22, 2013 Issuer had an aggregate of 30,126,276 shares of Common Stock issued and outstanding.

Mr. Guber owns (A) individually, 200,000 shares of restricted Common Stock and fully vested employee stock options to purchase 100,000 shares of Common Stock at an exercise price of $13.75 per share, and (B) as trustee of the Trust 3,268,568 shares of Common Stock and the following warrants to purchase shares of Issuer's Common Stock: (i) 56,180 warrants at an exercise price of $13.35 per share, (ii) 666,667 warrants at an exercise price of $6.25 per share, and (iii) 35,714 warrants at an exercise price of $3.50 per share. Mr. Guber has sole voting and dispositive power over securities held by the Trust and disclaims beneficial interest thereof except to the extent of his pecuniary interest therein.

The shares of restricted Common Stock owned by Mr. Guber were fully vested on December 1, 2012. They may not be transferred for one year (or, upon the satisfaction of certain conditions, 18 months) following the vesting date. The Trust is party to a Lock-Up Agreement with Ladenburg Thalmann & Co. pursuant to which it has agreed not to sell, pledge or transfer its shares of Common Stock prior to February 16, 2014.

The Reporting Persons beneficially own 4,127,129 shares of Common Stock in the aggregate, representing approximately 13.7% of the Issuer.

(b)  Peter Guber has sole voting and dispositive power over (A) shares held by him individually consisting of (i) 200,000 shares of Common Stock, subject to the restrictions set forth in Item 5(a) above, and (ii) 100,000 shares of Common Stock issuable upon exercise of fully vested employee stock options; and (B) as trustee of the Trust, 3,827,129 shares of Common Stock and the following warrants to purchase shares of Common Stock: (i) 56,180 warrants at an exercise price of $13.35 per share, (ii) 666,667 warrants at an exercise price of $6.25 per share, and (iii) 35,714 warrants at an exercise price of $3.50 per share.

(c)  Except as described in the Schedule 13D or any prior amendments thereto, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Schedule 13D or any prior amendments thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2013.

Guber Family Trust

/s/ Peter Guber
Trustee of the Guber Family Trust

/s/ Peter Guber
Peter Guber